ARTICLES OF INCORPORATION

OF

TCW COMMODITY INCOME FUND, INC.

FIRST: The undersigned, Philip K. Holl, whose address is 865 South Figueroa Street, Los Angeles, California 90017, being at least eighteen (18) years of age, does hereby form a corporation under the general laws of the State of Maryland.

SECOND: The name of the corporation (which is hereinafter called the “Corporation”) is:

TCW Commodity Income Fund, Inc.

THIRD: The Corporation is formed for the purpose of carrying on any lawful business or other activity.

FOURTH: The address of the principal office of the Corporation in this State is c/o National Registered Agents, Inc., 836 Park Avenue, 2nd. Floor, Baltimore, MD 21201.

FIFTH: The resident agent of the Corporation is National Registered Agents, Inc., whose address is 836 Park Avenue, 2nd. Floor, Baltimore, MD 21201.

SIXTH: The Corporation has authority to issue 200,000,000 shares of stock, initially consisting of 200,000,000 shares of common stock, .001 par value per share (“Common Stock”). The aggregate par value of all authorized shares of stock having a par value is $200,000.

SEVENTH: The Corporation shall have a board of one director unless the number is increased or decreased in accordance with the bylaws of the Corporation. However, the number of directors shall never be less than the minimum number required by the Maryland General Corporation Law. The initial director is Philip K. Holl.

EIGHTH: (a) The Corporation reserves the right to make any amendment of the charter, now or hereafter authorized by law, including any amendment which alters the contract rights, as expressly set forth in the charter, or any outstanding shares of stock.

(b) The board of directors of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the board of directors may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation or otherwise required by law.

(c) The board of directors of the Corporation may, by articles supplementary, classify or reclassify any unissued shares of stock from time to time by setting or changing the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption of the stock.

(d) The board of directors, with the approval of a majority of the entire board and without action by the stockholders, may amend the charter to increase or decrease the aggregate number of shares of stock of the Corporation or the number of shares of stock of any class that this Corporation has authority to issue.

NINTH: No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the board of directors may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the board of directors may deem advisable in connection with such issuance.

IN WITNESS WHEREOF, I have signed these Articles of Incorporation and acknowledge the same to be my act on this 11th day of December, 2007.

/s/ Philip K. Holl

Philip K. Holl

Incorporator